UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  19)1

RONSON CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

776338 20 4
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 776338 20 4

1	NAME OF REPORTING PERSON STEEL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 460,034
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 460,034
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 776338 20 4

1	NAME OF REPORTING PERSON STEEL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 460,034
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 460,034
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 776338 20 4

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 460,034
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 460,034
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 776338 20 4

The following constitutes Amendment No. 19 (“Amendment No. 19”) to the Schedule 13D filed by the undersigned.  This Amendment No. 19 amends the Schedule 13D as specifically set forth.

Item 4.                                Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 4, 2007, the New Jersey Superior Court, Chancery Division, Essex County (the “State Court”), approved the Stipulation of Settlement made as of October 12, 2007 by and among the Issuer, certain of its directors and officers, Steel Partners II and certain of Steel Partners II’s affiliates (the “Stipulation”).  The Stipulation provides for the dismissal of a derivative lawsuit initiated by Steel Partners II in the State Court as well as the dismissal of an action brought by Steel Partners II in May 2005 in the United States District Court for the District of New Jersey against certain individual officers and directors of the Issuer.  In addition, the Stipulation contains certain standstill arrangements between Steel Partners II and the Issuer.  A copy of the Stipulation and a letter agreement relating to the Stipulation are attached to Amendment No. 18 to the Schedule 13D previously filed by the undersigned.

Item 5.                                Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 4,842,417 Shares outstanding based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.

As of the close of business on December 5, 2007, Steel Partners II beneficially owned 460,034 Shares, constituting approximately 9.5% of the Shares outstanding.  As the general partner of Steel Partners II, Partners LLC may be deemed to beneficially own the 460,034 Shares owned by Steel Partners II, constituting approximately 9.5% of the Shares outstanding.  By virtue of his positions with Steel Partners II and Partners LLC, Mr. Lichtenstein may be deemed to beneficially own the 460,034 Shares owned by Steel Partners II, constituting approximately 9.5% of the Shares outstanding.

[Signature Page Follows]

CUSIP NO. 776338 20 4

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2007	STEEL PARTNERS II, L.P.

	By:	Steel Partners, L.L.C. General Partner

	By:	/s/ Lauren Isenman
Lauren Isenman As Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS, L.L.C.

By:	/s/ Lauren Isenman
Lauren Isenman As Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

/s/ Lauren Isenman
LAUREN ISENMAN As Attorney-In-Fact for Warren G. Lichtenstein